U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                 FORM 3

         INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person*

     Bambrough,      Noel      Raymond
    (Last)          (First)   (Middle)

     670 Tuxedo Place N.W.
    (Street)

     Atlanta             Georgia             30342
    (City)              (State)             (Zip)

2.   Date of Event Requiring Statement (Month/Day/Year)

     May 19, 2000

3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

     ###-##-####

4.   Issuer Name and Ticker or Trading Symbol

     Intacta Technologies Inc. (Trading Symbol: ITAC)

5.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     [X] Director                       [ ] 10% Owner
     [X] Officer (give title below)     [ ] Other (specify below)

            Executive Vice President, Chief Operating Officer
                             ---------------

6.   If Amendment, Date of Original (Month/Day/Year)

     N/A

7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person


                       Table I Non-Derivative Securities Beneficially Owned

                       2.  Amount        3. Ownership
                           of Secu-         Form:
                           rities           Direct         4. Nature of
                           Bene-           (D) or             Indirect
                           Ficially         Indirect          Beneficial
                           Owned           (I)                Ownership
1. Title of Security      (Instr. 4)       (Instr. 5)        (Instr. 5)
-----------------------    -------------    --------------    ---------------


Common Stock            1,000              D
Common Stock            1,000              I                  As Custodian for daughter
Common Stock            1,000              I                  By daughter

Reminder: Report on a separate line for each class of securities benefically owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Table II Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                        2. Date Exercisable
                           and Expiration Date      3. Title and Amount of Securities Underlying Derivative
                          (Month/Day/Year)             Security (Instr. 4)
                           -----------------------     ----------------------------------------------------
                           Date                                                        Amount or
1. Title of Derivative     Exercis-    Expiration                     Title            number of
   Security (Instr. 4)     able        Date                                               Shares
----------------------     -----------------------     ----------------------------------------------------

Employee Stock Option*      June 1,     March 31,      Common share                    50,000
(right to buy)              2000        2002

Employee Stock Option       June 1,     March 31,      Common share                   150,000
(right to buy)


                                                   5. Ownership
                                                   Form of
                                                   Derivative
                        4. Conver-                 Security:
                           sion or                 Direct         6. Nature of
                           Exercise                (D)               Indirect
                           Price of                Indirect          Beneficial
1. Title of Derivative     Derivative             (I)                Ownership
   Security (Instr. 4)     Security               (Instr. 5)        (Instr. 5)
----------------------     -------------------     -------------     -------------

Employee Stock Option*     $4.00                   D
(right to buy)

Employee Stock Option      $4.00                   D
(right to buy)


Explanation of Responses:

* 50,000 shall vest/may be exercised after the closing date of an initial public offering of a minimum of 1 million shares

/s/ Noel Bambrough                 6/1/00
-------------------------------    ------------
**Signature of Reporting Person    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.